SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of May, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                     RYANAIR'S CUSTOMER SERVICE STATISTICS
                                 FOR APRIL 2003

Ryanair, Europe's No.1 low fares airline, today (8th May 03) released its customer service statistics for April 2003. Ryanair, as part of its Customer Charter, is committed to publishing customer service statistics each month.

95.62% of all Ryanair's 11,332 flights during April 03 arrived on time. Again, no other European airline is delivering reliability and punctuality like this, month after month.

Ryanair is setting the standard as the No.1 on-time airline beating easyjet in 31 of the last 34 weeks.

Complaints registered at less than 1 complaint per 1000 passengers.

Misled baggage registered at 0.61 misled bags per 1000 passengers.



PASSENGER STATISTICS - APRIL 2003                      2002        2003

On-time flights                                         83%         95%

Complaints per 1000 pax                                1.06        0.99

Baggage complaints per 1000 pax                        0.93        0.61

Complaints answered with 7 days                         n/a        100%

As part of Ryanair's commitment to customer service, we respond within 7 working days to customer complaints, baggage issues and requests for refunds. Easyjet, by comparison, promise to write back within 20 working days, while the high fare airlines average 28 days.

For full details of Ryanair's industry leading customer service commitments, take a look at our Customer Service Charter on: www.ryanair.com/charter/ commitment.


Ryanair Monthly Statistics Compared with Association of European Airlines*

Ryanair No. 1 on time airline in Europe

------------                             ------------          ---------
Airline                                  Ranking                   %
------------                             ------------          ---------

Ryanair                                           1                 91
------------                             ------------          ---------

SAS                                               2                 91
------------                             ------------          ---------

Lufthansa                                         4                 88
------------                             ------------          ---------

Air France                                        5                 84
------------                             ------------          ---------

British Airways                                   6                 83
------------                             ------------          ---------

Easyjet                                           8                 82
------------                             ------------          ---------

Alitalia                                          9                 70
------------                             ------------          ---------

                                                     % On-Time Arrivals
                                           -----------------------------

Ryanair No. 1 airline for fewest lost bags

------------                      ------------                ---------
                                     Ranking
------------                       ------------               ---------

Ryanair                                     1                    0.60
------------                       ------------               ---------

Iberia                                      2                     9.0
------------                       ------------               ---------

SAS                                         3                    10.6
------------                       ------------               ---------

Lufthansa                                   4                    12.1
------------                       ------------               ---------

British Airways                             5                    14.2
------------                       ------------               ---------

Alitalia                                    6                    16.3
------------                       ------------               ---------

Air France                                  7                    16.8
------------                       ------------               ---------

easyJet                           Not Published           Not Published
------------                       ------------              ---------

                 Number of Bags Missing per 1,000 passengers
                     -----------------------------

  - Ryanair's March figures compared with latest figures (March) released by AEA.

ENDS                                                           8th May 2003

For further information please contact:

Paul Fitzsimmons
Ryanair  +353 1 8121212
Pauline McAlester
Murray Consultants: +353 1 4980300





END



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 May, 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director